Room 4561

October 6, 2006

Desmond Ross
President
Quantum Ventures, Inc.
c/o Nevada Agency & Trust Company
50 West Liberty Street, Suite 880
Reno, Nevada 89501

Re: Quantum Ventures, Inc.
Amendment No. 6 to Registration Statement on Form SB-2
Filed October 2, 2006
File No. 333-119146

Dear Mr. Ross:

This is to advise you that a preliminary review of the amendment to the registration statement indicates that it fails in various respects to comply with the requirements of the Securities Act, the rules and regulations under that Act and the requirements of the form. For this reason, we will not perform a detailed examination of the filing, and we will not issue any comments other than the comments specified below because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Amendment No. 6 to Registration Statement on Form SB-2

1.   We note that your latest balance sheet and statements of income and cash flow are as of and for the period ended March 31, 2006. Pursuant to Item 310(g) of Regulation S-B, your registration statement must include audited financial statements for the most recent fiscal year. Please refile your registration statement with appropriate financial statements and revise your disclosure as necessary.

2.   With each filing of an amendment to your registration statement that includes financial statements, please include a current consent of your independent accountants consenting to the use of their report relating to your audited financial statements.

3.   We note your response to comment 27 of our letter dated July 12, 2006. It does not appear, however, that you have filed the letter as requested in our comment and as required by Item 304(a)(3).

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You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. Please be advised that if you amend to respond appropriately to the foregoing comments, we expect to conduct a full review of your filing.

You may contact Mark Kronforst at (202) 551-3451, Assistant Chief Accountant, at (202) 551-3453 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara Jacobs
Assistant Director

cc:　　Via Facsimile
Joseph I. Emas, Attorney at Law
1224 Washington Avenue
Miami Beach, Florida 33139
Telephone: (305) 531-1174
Fax: (305) 531-1274